

Mail Stop 4720

January 20, 2010

Robert J. King, Jr.
President and Chief Executive Officer
PVF Capital Corp.
30000 Aurora Road
Solon, OH 44139

> **Re:** **PVF Capital Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 7, 2010**
> **File No. 333-163037**

Dear Mr. King:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A filed January 7, 2010

Prospectus cover page

1.   Please revise the end of the first paragraph to disclose whether management believes all the capital requirements imposed by the Cease and Desist Order, to be deemed "well-capitalized," will be met in the event only the minimum number of shares required to complete the rights offering is sold.

         *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Joel E. Rappoport, Esq.
        Sean P. Kehoe, Esq.
            Kilpatrick Stockton LLP